File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

for June 30, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

  X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:

June 30, 2005

By: Signed "William Coyne"

William Coyne

Acting Chief Financial Officer

NEWS RELEASE

For Immediate Release

U.S. Army Central Command Awards Norsat USD $3.3m Expansion Contract

(Vancouver, Canada) June 30, 2005, 09:00 PM, EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that it has been awarded a USD $3.3m order by the U.S. Army Forces Central Command (ARCENT). The order calls for the supply of Norsat NewsLinkTM portable satellite terminals, spares, training and maintenance services to support the expansion of the U.S. Army’s Digital Video and Imagery Distribution System (DVIDS).

“The Army Forces Central Command has continued to entrust the expansion of the DVIDS program to Norsat. This is an especially prestigious contract because it is the cornerstone of the Army’s very important public affairs initiative to connect US Military Personnel in the Middle East to local, national and international media in the United States and elsewhere,” said Bill Coyne, President and Chief Executive Officer, Norsat International, Inc.

ARCENT provides strategic combat forces, essential logistics, communications, engineering, and medical support to all deployed Services throughout the region that extends from the Central Asian States to the Horn of Africa.

The DVIDS program was launched by the then Coalition Forces Land Component Commander Lieutenant David D. McKiernan in April 2004 to provide local media stations in the U.S. with access to frontline video footage from Iraq and Afghanistan. Since then, the DVIDS program has also been used for videoconferencing and the dissemination of video, photos, and field reports by satellite. The DVIDS program has been credited with having significantly improved access to critical video news feeds from Iraq, Kuwait, Qatar and Afghanistan, by military and civilian media organizations.

“DVIDS is a revolutionary new capability to keep the American people informed about the activities of Coalition forces. Media organizations can interact and get information from service members and commanders on the battlefield. We couldn’t do that without reliable transmitters supported by an effective and fast technical support system,” explains Lieutenant Colonel William Beckman, Director of Operations of the DVIDS program.

The expansion contract will enable additional Army Public Affairs Detachments (MPAD) to use the DVIDS program to transmit video, photos, and field reports. To date, 17 DVIDS transmitters have been fielded throughout Iraq, 2 in Kuwait, 2 in Afghanistan and 1 in the Central Command headquarters in Qatar. Additional information about the program can be found on the Coalition Forces Land Component Command’s DVIDS web site at www.dvidshub.net.

The Norsat NewsLink™ provides broadcast quality video satellite connectivity in a compact, portable terminal and is designed to withstand the rigors of operating environments typical in many overseas deployments.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat’s sectors of concentration are HealthCare, Homeland Security, Military and Media.

Forward Looking Statements

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

More Information Contact

Norsat International, Inc. Communications & Investor Relations	Norsat International Inc. Operations Location
Toll-Free: 1-888-667-7281 Tel: 604-292-9000 Fax: 604-292-9011 E-mail: Communications_InvestorRelations@norsat.com	300 – 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com
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